Exhibit 99.6
KELLER & COMPANY, INC.
Financial Institution Consultants
Investment and Financial Advisors

555 Metro Place North	614-766-1426
Suite 524	614-766-1459 (fax)
Dublin, Ohio 43017
April 29, 2010
Mr. Timothy K. Zimmerman
Chief Executive Officer
Standard Bank, PaSB
2640 Monroe
Monroeville, PA 15146
Re:	Business Plan Proposal
Dear Mr. Zimmerman:
Keller & Company, Inc. (“Keller”) proposes to prepare a complete three-year regulatory Business Plan (“Plan”) for Standard Bank PaSB (“Bank”) to fulfill the requirements of the Federal Deposit Insurance Corporation (“FDIC”), as applied by the rules and regulations of the Board of Governors of the Federal Reserve System (“FRB”) relating to the mutual to stock conversion of the Bank’s parent company, Standard Mutual Holding Company (“MHC”) and the related public offering (“Offering”). The Bank and the MHC are hereinafter collectively referred to as the “Bank”. The Plan will focus on the Bank’s new three-year pro formas, the impact of the Offering on the Bank and the Bank’s planned use of proceeds.
Keller & Company is experienced in preparing business plans for filing with and approval by all regulatory agencies. We have filed numerous business plans with the FDIC, the OTS, the FRB and numerous state regulatory agencies in connection with stock offerings, all of which have been approved.
The Bank’s Plan will be based on the format indicated in the attached Exhibit A. We will prepare the three-year pro formas and each discussion section in accordance with regulatory requirements and based on your input. Our objective is to ensure that the Bank’s Plan is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future.
Exhibit B provides a sample set of pro formas. The Bank’s pro formas will incorporate the most current interest rate projections available. Initially, we will request from the Bank key financial information, including the most recent Call Reports as of March 31, 2010, and December 31, 2009, investment portfolio mix, loan and deposit characteristics and mix, historical and current yields and costs, recent lending and savings activity, interest rate risk reports, the existing business/strategic

Mr. Timothy K. Zimmerman
April 29, 2010

plan and other data from the Bank. Based on a review of that material, we will schedule a meeting with management to discuss the Bank’s three year plans and expectations through March 31, 2013, focusing on such items as use of conversion proceeds, deposit and loan growth expectations, new products and services, changes in allowances for loan losses, capital expenditures, increases in fixed assets, investment strategy, expansion and branch plans, overhead expenses, board and committee fees, compensation and staffing, and other budgetary items. We will then prepare initial financial projections tying the beginning balances to the Bank’s March 31, 2010, Call report, incorporating the Bank’s current yields on interest-earning assets and costs of interest-bearing liabilities. Assets and liabilities will be repriced based on their respective maturities, with such items tied to rate indices and their yields and costs adjusting based on current and projected interest rate trends.
The projections will recognize the Bank’s actual performance in 2009 and the first quarter of 2010 in conjunction with the input from discussions with management. We can introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies and the impact of proceeds at other levels than the valuation midpoint, as required by the regulators.
With each set of pro formas, we will send the Bank a detailed discussion summary of the assumptions for review and comment. After your review of the pro formas, we will make any adjustments that are requested. When the pro formas are complete, we will combine the Plan text with the final pro forma financial statements for filing with the regulators.
We will complete each text section of the Plan in draft form for your review, and revise each section based on management’s comments and requests. We will also send a copy to your conversion counsel for their input and comments. The Plan will be in full compliance with all regulatory requirements. On a complimentary basis following the stock offering, we will also prepare a quarterly comparison chart each quarter for presentation to the board, showing the quarterly variances in actual performance relative to projections and provide comments on the variances.
For its services in preparing the Plan text and financial projections, Keller’s fee will be $35,000, plus out-of-pocket expenses not to exceed $2,000. Upon the acceptance of this proposal, Keller will be paid a retainer of $5,000 to be applied to the total fee of $35,000, the balance of which will be payable at the time of the completion of the Plan.
This proposal will be considered accepted upon the execution of this agreement and the return of one executed counterpart to Keller, accompanied by the specified retainer.

Mr. Timothy K. Zimmerman
April 29, 2010

We appreciate the opportunity to work with you on this transaction.

Sincerely, KELLER & COMPANY, INC.
/s/ John A. Shaffer
John A. Shaffer
Vice President

Accepted this 6th day of May, 2010.

/s/ Timothy K. Zimmerman
Timothy K. Zimmerman
Chief Executive Officer